April 28, 2011

VIA EDGAR AND OVERNIGHT COURIER

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Barbara C. Jacobs

Re:	RPX Corporation

Amendment No. 4 to Registration Statement on Form S-1

File No. 333-171817

Date Filed: January 21, 2011

Dear Ms. Jacobs:

RPX Corporation (the “Company”) has electronically transmitted via EDGAR Amendment No. 4 (“Amendment No. 4”) to its Registration Statement on Form S-1 (“Registration Statement”). Manually executed signature pages and consents have been executed prior to the time of this electronic filing and will be retained by the Company for five years. We have also enclosed with the couriered delivery of this letter four hard copies of Amendment No. 4 which are marked to show changes to Amendment No. 3 to the Registration Statement filed on April 18, 2011.

On behalf of the Company, this letter corresponds to the comments set forth in the letter to the Company dated April 22, 2011, from the staff of the Securities and Exchange Commission (the “Staff”). For your convenience, we have repeated and numbered the comments from the April 22, 2011 letter in italicized print. The Company’s responses are provided below each comment.

As previously noted, the Company plans to request the acceleration of the effectiveness of the Registration Statement, such that the Registration Statement be declared effective May 3, 2011 at 2:00 p.m. Eastern time, or as soon as practicable thereafter. We will provide you with copies of the acceleration request upon their filing.

General

1. We note your response to comment 1 in our letter dated April 15, 2011 but continue to believe that the requested disclosure constitutes information important to investors and thus we are reissuing the comment. Please contact us at your earliest convenience to discuss this issue.

RESPONSE TO COMMENT 1:

1

In response to the Staff’s comment, the Company has revised page 4 of Amendment No. 4 to make the disclosure regarding the Company’s major stockholders and executive officers more prominent by moving it to just below the summary description of the Company’s business and strategy. In addition, the Company has revised page 24 of Amendment No. 4 to move the risk factor related to the control by the Company’s major stockholders and executive officers higher in the ordering of the risk factors related to the offering and ownership of the Company’s common stock. In both instances, the Company has revised the applicable headings to more clearly identify the potential risk and has also added disclosure to note that a representative from each of the Company’s three largest stockholders is a member of the Company’s board of directors.

2. We note that you elected Sanford Robertson to your board of directors, effective upon the closing of this offering. Please file a consent from Sanford Robertson indicating his willingness to being named in the registration statement as a future director. Please see Rule 438.

RESPONSE TO COMMENT 2:

In response to the Staff’s comment, the Company has filed a consent from Sanford Robertson indicating his willingness to being named in the Registration Statement as a future director.

Exhibit Index

3. It appears that some of the exhibits that you have filed with the registration statement and listed in the exhibit index themselves omit certain other exhibits or schedules. Please explain to us why Exhibits 10.13, 10.17 and 10.31 omit exhibits and schedules that are part of filed exhibits. Alternatively, please refile complete copies of these exhibits. Please see Item 601 of Regulation S-K.

RESPONSE TO COMMENT 3:

In response to the Staff’s comment, the Company has filed Exhibits 10.13, 10.17 and 10.31 to include the exhibits to those agreements that were not previously included in the versions filed with the SEC. The Company respectfully advises the Staff that the current forms of certain exhibits to Exhibits 10.13, 10.17 and 10.31, including the Company’s Amended and Restated Certificate of Incorporation, Amended and Restated Investors’ Rights Agreement, Amended and Restated Voting Agreement, Amended and Restated First Refusal and Co-Sale Agreement, and Waiver and Amendment No. 1 to the Amended and Restated Investors’ Rights Agreement, the Amended and Restated Voting Agreement and the Amended and Restated First Refusal and Co-Sale Agreement, have previously been filed as Exhibits 3.1, 4.3, 10.15, 10.16 and 4.4, respectively. As a result, those exhibits have not been included with Exhibits 10.13, 10.17 and 10.31 to avoid any potential confusion.

* * * * *

Please do not hesitate to contact me at (650) 463-5244, if you have any questions or would like additional information regarding this matter.

Very truly yours,

GUNDERSON DETTMER STOUGH

VILLENEUVE FRANKLIN & HACHIGIAN, LLP

By:	/s/ Bennett L. Yee
Bennett L. Yee, Esq.

cc:	John A. Amster, Esq.
Martin E. Roberts, Esq.
Robert V. Gunderson, Jr., Esq.
Stewart L. McDowell, Esq.
Stephen Krikorian, Accounting Branch Chief

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